


03029106

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510

August 6, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH. D.C. 155 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

SUPPL

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release and an interim report for the six months ended June 30, 2003.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Per. Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

82-5143


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH, D.C.
155
SECTION

LINDSEY MORDEN GROUP INC.

News Release: July 31, 2003
Listed: The Toronto Stock Exchange
Stock Symbol: LM

Financial results for the three and six months ended June 30, 2003 (unaudited)

	Second Quarter		Year-to-date	
(in $000s except per share data)	**2003**	2002	**2003**	2002
Revenue	**113,851**	110,042	**224,968**	219,929
Operating costs	**112,769**	105,668	**222,045**	212,486
Operating earnings	**1,082**	4,374	**2,923**	7,443
Net loss	**(2,565)**	(1,724)	**(4,556)**	(9,664)
Loss per share	**$(0.19)**	$(0.12)	**$(0.33)**	$(0.68)
Free cash flow (as described below)	**(1,807)**	87	**(9,893)**	(581)
Free cash flow per share	**$(0.13)**	$0.01	**$(0.72)**	$(0.04)

Revenue for second quarter 2003 increased by $3.9 million or 3% over second quarter 2002. For the first six months of 2003 the increase was $5.0 million or 2% over the first six months of 2002. On May 31, 2003, the Company completed the acquisition of RSKCo Services, Inc. ("RSKCo") which contributed $5.0 million to revenues in the quarter and year-to-date. All operating segments reported an increase in revenue over second quarter 2002 except for the Canadian operations.

Operating earnings for second quarter 2003 were $1.1 million (1.0% of revenue) compared to earnings of $4.4 million (4.0% of revenue) for second quarter 2002.

The United Kingdom and International operations reported improved operating earnings for second quarter 2003 and for the year-to-date, as compared to the same periods in 2002. Overall, operating earnings declined mainly due to losses incurred in the United States operations.

The United States operations reported an operating loss for second quarter 2003 of $4.4 million compared to earnings of $0.6 million in second quarter 2002. Operating earnings from property and casualty loss-adjusting were not sufficient to offset operating losses in the third party administration operations ("TPA"), including the newly acquired RSKCo operations. The TPA business generated operating losses because: operating expense reductions have not matched revenue decreases; the rehabilitation of a key TPA client continues to require the Company to incur the cost of servicing a significant number of claims beyond usual standards without additional revenue; and additional costs were incurred with the acquisition and ongoing integration of RSKCo.

After interest and income taxes, the Company's net loss for the quarter was $2.6 million ($0.19 loss per share) compared to a loss of $1.7 million ($0.12 loss per share) in second quarter 2002. The net loss for the six months was $4.6 million ($0.33 loss per share) compared to a loss of $9.7 million ($0.68 loss per share) for the first six months of 2002.

Results for the six months ended June 30, 2002 included other expenses of $11.8 million. Of these expenses, $11.1 million related to legal settlement expenses that included an amount to settle a claim brought against the Company by Eastgate Group Limited. No such non-recurring items were incurred in the six months ended June 30, 2003.

Free cash flow for the quarter (defined as cash flow from continuing operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid) was negative $1.8 million ($0.13 per share) compared to positive $0.1 million ($0.01 per share) for second quarter 2002. For the six months, free cash flow was negative $9.9 million ($0.72 per share) compared to negative $0.6 million ($0.04 per share) for the same period of 2002.

The weighted average number of shares outstanding for second quarter 2003 was 13.7 million (14.3 million for second quarter 2002). At July 31, 2003 the Company had 2,172,829 multiple voting and 12,128,256 subordinate voting shares outstanding.

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Dave Langille, Senior Vice-President and Chief Financial Officer, at (416) 596-8020. Website: www.lindseymordengroupinc.com



82-5143

LINDSEY MORDEN GROUP INC.


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH. D.C. 155 SECTION



INTERIM REPORT

For the six months ended
June 30, 2003

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002 can be found on pages 8 to 20 of the Company's 2002 Annual Report and unless otherwise noted, the factors described therein remain substantially unchanged in this management's discussion and analysis of financial condition and results of operations for the six months ended June 30, 2003 ("MD&A").

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

This MD&A is the responsibility of management and has been approved by the Audit Committee on behalf of the Board of Directors. Management of the Company is responsible for maintaining appropriate information systems and internal procedures and controls consistent with reasonable costs. Such systems, procedures and controls are designed to provide reasonable assurance that the information used by management and disclosed externally is complete and reliable.

All dollar amounts referred to in this MD&A are in Canadian dollars unless otherwise noted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed in this MD&A include certain forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements. Forward-looking statements may be identified, without limitation, by the use of such words as "anticipates", "estimates", "expects", "intends", "plans", "predicts", "projects", "believes", or words or phrases of similar meaning.

Readers should not rely on forward-looking statements as they involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Please refer to "Business Risks" and other sections of this MD&A for a description of such risks and uncertainties. The risks and uncertainties discussed in those sections are not exhaustive.

The Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors. The Company makes no commitment to disclose any revisions to forward-looking statements, or any facts, events or circumstances after the date of this MD&A that may bear upon forward-looking statements.

OPERATING COMPANIES

The Company has global operations and its insurance claims services business operates through its Canadian, United States, United Kingdom, European and International companies.

The Company has historically grown through a combination of acquisitions and internal growth. In recent years the Company has made acquisitions in order to remain responsive to the geographic needs of its customers while maintaining internal growth through new products and new complementary businesses. At present, the Company is focused on organic growth and the integration of the RSKCo Services, Inc. acquisition described below. Identification and development of new business occurs at local, regional, national and international levels and divisions of the Company work co-operatively to service customers and share market intelligence.

On May 31, 2003, the Company's wholly-owned subsidiary, Cunningham Lindsey U.S., Inc. completed the acquisition of RSKCo Services, Inc. ("RSKCo") from Continental Casualty Company, a subsidiary of CNA Financial Corporation. Through the transaction Cunningham Lindsey U.S. has acquired the claims management and related business of RSKCo that is not sold with insurance products offered by CNA subsidiaries.

The purchase price is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. To offset the cost of certain of RSKCo's existing claims administration obligations, the seller has provided U.S.$30.7 million, of which U.S.$18.7 million was provided as cash and cash equivalents in RSKCo at closing and the remaining U.S.$12.0 million will be credited against the purchase price.

RESULTS OF OPERATIONS

The following table summarizes the revenue and operating earnings (loss) from continuing operations for the three months and six months ended June 30, 2003 and 2002 in the operating segments in which the Company operates. Also included are the net loss, free cash flow and number of employees.

	For the three months ended		*For the six months ended*	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
(in $000s except number of employees and per share data)				
Revenue				
Canada	**12,134**	13,154	**23,881**	28,050
United States	**28,528**	28,155	**53,252**	56,908
United Kingdom	**42,690**	41,164	**87,406**	81,881
Europe	**17,207**	16,670	**35,597**	31,934
International	**13,292**	10,899	**24,832**	21,156
	113,851	110,042	**224,968**	219,929
Operating earnings (loss)				
Canada	**217**	436	**532**	1,779
United States	**(4,441)**	565	**(6,571)**	(818)
United Kingdom	**3,362**	2,127	**6,322**	4,648
Europe	**1,044**	1,661	**2,578**	2,881
International	**2,550**	1,278	**3,149**	2,075
Corporate	**(1,650)**	(1,693)	**(3,087)**	(3,122)
	1,082	4,374	**2,923**	7,443
Net loss	**(2,565)**	(1,724)	**(4,556)**	(9,664)
Loss per share	**(0.19)**	(0.12)	**(0.33)**	(0.68)
Free cash flow	**(1,807)**	87	**(9,893)**	(581)
Free cash flow per share	**(0.13)**	0.01	**(0.72)**	(0.04)
Employees as at			**June 30, 2003**	June 30, 2002
Canada			**496**	560
United States			**1,176**	756
United Kingdom			**1,463**	1,525
Europe			**462**	458
International			**371**	343
			3,968	3,642

Revenue

Total revenue for second quarter 2003 was $113.9 million, an increase of $3.9 million (3%) from second quarter 2002 revenue of $110.0 million. With the exception of the Canadian operations, all operating segments reported increases in revenue over second quarter 2002.

The revenue breakdown by operating segment was as follows:


Revenue – Quarter II 2003
U.S.
25%
Canada
11%
Europe
15%
U.K.
37%
Intl.
12%
Revenue – Quarter II 2002
U.S.
26%
Canada
12%
Europe
15%
Intl.
10%
U.K.
37%

The Canadian operation's second quarter 2003 revenue of $12.1 million decreased by $1.0 million (8%) from second quarter 2002. The decline was from reduced low-margin claims activity that was only partially offset by higher average fees from more complex claims.

Revenue from the United States operations of $28.5 million for second quarter 2003 increased by $0.4 million (1%) from second quarter 2002. The increase was due to including revenue from the newly acquired RSKCo business from June 1, 2003 offset by lower revenue in the historical third party administration division, Cunningham Lindsey Claims Management, Inc. ("CMI") and the impact of foreign exchange translation. In original currency, revenue increased by U.S.$2.4 million (13%). Revenue from CMI declined 31% compared to second quarter 2002, and revenue from property and casualty loss-adjusting services ("CSI") increased 4% compared to second quarter 2002.

Revenue for the quarter from the United Kingdom operations was $42.7 million, an increase of $1.5 million (4%) from revenue of $41.2 million in second quarter 2002. The increase for the quarter was from year-over-year improvements in activity levels. In original currency, the increase for the quarter year-on-year was 4%.

Revenue from the European operations increased $0.5 million (3%) from $16.7 million in second quarter 2002 to $17.2 million in second quarter 2003. Year-to-date revenue increased from $31.9 million to $35.6 million (11%). The increase for the quarter and the year-to-date was from an increase in the average exchange rate between the Canadian dollar and the Euro. In original currency, revenue for the quarter decreased 7% compared to second quarter 2002, and for the year-to-date revenue decreased 2%.

Revenue from the International operations increased $2.4 million (22%) from $10.9 million in second quarter 2002 to $13.3 million in second quarter 2003. In original currency, revenue for the quarter increased 23% over second quarter 2002 with significant strength in the United Kingdom and Asia divisions.

Operating earnings

Operating earnings for second quarter 2003 were $1.1 million (1.0% of revenue) compared to earnings of $4.4 million (4.0% of revenue) for second quarter 2002. Operating costs (defined as cost of service and selling, general and administration) were 99.0% of revenue for second quarter 2003 compared to 96.0% for second quarter 2002.

Operating earnings for the quarter for the Canadian operations of $0.2 million decreased $0.2 million from $0.4 million in the same period in 2002. The decline in operating earnings was due to reduced revenue in the quarter.

The United States operations reported an operating loss for second quarter 2003 of $4.4 million compared to earnings of $0.6 million in second quarter 2002. In original currency, an operating loss of U.S.$3.2 million was incurred in second quarter 2003 compared to earnings of U.S.$0.4 million in second quarter 2002. Operating earnings from property and casualty loss-adjusting services were not sufficient to offset operating losses in the combined third party administration operations of CMI and RSKCo ("TPA"). The TPA business generated operating losses because: operating expense reductions have not matched revenue decreases; the rehabilitation of a key CMI client continues to require CMI to incur the cost of servicing a significant number of claims beyond usual standards without additional revenue; and, additional costs were incurred with the acquisition and ongoing integration of RSKCo.

On July 28, 2003, after sixteen months of rehabilitation, the key CMI client was ordered into liquidation. The order has been appealed in part and it is not clear if and when CMI can dispose of claim files from the client. If the liquidation order is upheld, CMI may be able to return non-revenue generating claims to this client or guaranty funds during subsequent quarters. This, combined with the continued rationalization of the TPA business, is expected to reduce TPA operating expenses.

The United Kingdom operations produced earnings of $3.4 million for the quarter compared to earnings of $2.1 million in second quarter 2002. In original currency, operating earnings increased 59% compared to second quarter 2002. The increase in operating earnings was due to increased activity and improved operating margins.

Operating earnings for the European operations were $1.0 million, a decrease of 37%, compared to earnings of $1.7 million in second quarter 2002. In original currency, operating earnings decreased by 44% compared to second quarter 2002. The decrease in operating earnings was due to lower activity in certain of the European operating units.

The International operations' operating earnings for the quarter were $2.6 million, a $1.3 million increase over second quarter 2002. In original currency, operating earnings increased by 100% compared to second quarter 2002. The increase was mainly due to significant increases in earnings reported by the United Kingdom and Asia divisions.

Corporate operating losses are from selling, general and administration expenses. Corporate operating losses for the quarter of $1.7 million were in line with second quarter 2002.

Net earnings (loss)

	For the three months ended		*For the six months ended*	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
($000s)				
Canada	**86**	220	**234**	916
United States	**(4,632)**	(234)	**(5,992)**	(959)
United Kingdom	**3,611**	656	**5,632**	2,166
Europe	**403**	866	**1,181**	1,440
International	**1,751**	877	**1,672**	1,203
Corporate	**(3,784)**	(4,109)	**(7,283)**	(14,430)
	(2,565)	(1,724)	**(4,556)**	(9,664)

The net loss for the quarter was $2.6 million (loss of $0.19 per share) compared to the second quarter 2002 loss of $1.7 million (loss of $0.12 per share). For operating companies, the difference between operating earnings (loss) and net earnings (loss) is primarily the provision for (recovery of) income taxes. The loss in second quarter 2003 of $3.8 million for Corporate, compared to a loss of $4.1 million in second quarter 2002, includes corporate selling, general and administration expenses (described above), interest expense and income taxes.

Interest expense in second quarter 2003 was $3.2 million, in line with the interest expense in second quarter 2002. The second quarter 2003 total interest expense of $3.2 million included $2.2 million of interest incurred on the Company's $125 million 7% unsecured Series "B" debentures and other long-term debt. The additional $1.0 million of interest expense was interest on operating lines and other credit facilities.

Other expenses of $11.8 million were incurred in the six months ended June 30, 2002. Of this amount, $0.7 million related to restructuring of the United States operations. The remaining $11.1 million were legal settlement expenses and included an amount to settle a claim brought against the Company by Eastgate Group Limited. No such non-recurring items were incurred in the first six months of 2003.

An income tax provision of $0.5 million was recorded for second quarter 2003 compared to a provision of $1.0 million for the same period in 2002. For second quarter 2003, an income tax recovery would normally have been expected given the Company's loss before tax. Given current profitability levels, future tax assets have not been recorded in respect of Corporate losses incurred in Canada. In addition, future tax assets have not been recorded in respect of losses incurred in the United States operations during the quarter.

Goodwill

Goodwill at June 30, 2003 was $239.2 million as compared to $252.6 million at December 31, 2002. The decrease of $13.4 million in the year-to-date was from unrealized foreign exchange losses that were partially offset by $15.9 million of goodwill arising on acquisitions, primarily from RSKCo.

CASH FLOW

Operating activities

Cash used in operating activities was $4.0 million during second quarter 2003 compared to cash used in operating activities of $1.6 million during second quarter 2002.

Free cash flow by operating segment

	For the three months ended		*For the six months ended*	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
($000s)				
Canada	**549**	1,520	**772**	954
United States	**(3,520)**	(4,679)	**(11,035)**	(5,045)
United Kingdom	**8,187**	5,536	**7,587**	6,134
Europe	**(238)**	1,085	**(548)**	2,741
International	**(695)**	1,784	**789**	361
Corporate and financing costs	**(6,090)**	(5,159)	**(7,458)**	(5,726)
	(1,807)	87	**(9,893)**	(581)

Free cash flow (defined as cash flow from continuing operations less net capital expenditures after excluding restructuring and Eastgate litigation costs paid) was negative $1.8 million, compared to positive free cash flow of $0.1 million in second quarter 2002. Free cash flow return on net operating assets was negative 22% for the quarter compared to positive 0.1% for second quarter 2002.

In the United Kingdom operations free cash flow improved in second quarter 2003 compared to second quarter 2002 mainly as a result of an improvement in earnings. Free cash flow in the Canadian and European operations for the second quarter decreased year-over-year due to reduced earnings and unfavorable working capital movements. United States operation's free cash flow for the quarter improved $1.2 million year-over-year, despite the net loss for the period, due to improved working capital movements and property disposal proceeds received during the quarter. The decrease in free cash flow in the International operations in second quarter 2003 compared to second quarter 2002 was mainly due to unfavorable working capital movements. Free cash flow for corporate and financing costs was negative $6.1 million compared to free cash flow of negative $5.2 million from second quarter 2002.

Free cash flow has improved year-to-date 2003 compared to 2002 in the United Kingdom and International operations largely as a result of improved earnings. The decrease in year-to-date free cash flow in the United States operations was principally due to operating losses and deterioration in working capital. The decrease in free cash flow in the European operations for the year-to-date compared to the same period in 2002 was mainly due to the inclusion in 2002 of $3.0 million proceeds from a vehicle sale-leaseback transaction. Corporate free cash flow has decreased year-over-year mainly due to an unfavorable tax recoverable movement.

Investing activities

Net investment in property and equipment during second quarter 2003 was an inflow of $1.3 million, compared to an outflow of $0.6 million in second quarter 2002. The $1.3 million inflow was due to proceeds of $2.2 million received from a property disposal in the United States operations.

Cash provided by business acquisitions of $25.0 million in second quarter 2003 related to net cash acquired on the acquisition of RSKCo in the United States, that was partially offset by a net outflow on the acquisition of certain International operations not already owned by the Company.

Financing activities

No dividends were paid or declared during the quarter.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003, the Company and its subsidiaries had lines of credit in Canada, the United States, the United Kingdom and Europe totaling $90.6 million, of which $44.3 million was drawn under the committed facilities. Of the $90.6 million, $46.2 million was in committed facilities and $44.4 million was in demand facilities. Of the committed facilities, $46.2 million is committed until October 31, 2003 and $26.3 million until October 31, 2004. Bank indebtedness as at June 30, 2003 was $44.4 million consisting of drawn lines, net of cash. The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities.

Indebtedness decreased by $5.0 million during the quarter with cash provided by investing activities partially offset by repayment of the promissory notes described below and negative cash flow from operations. Year-to-date, indebtedness increased by $2.8 million, with cash used in operating and financing activities only partially offset by cash provided by investing activities. Typically, the majority of the Company's positive cash flow occurs during the fourth quarter of the fiscal year.

During second quarter 2003, the Company repaid $12.1 million of borrowings from its parent company pursuant to short-term promissory notes.

Net debt (defined as total long-term debt, bank indebtedness and promissory notes less cash) as at June 30, 2003 was $165.8 million compared to $192.1 million at June 30, 2002.

Shareholders' equity decreased to $108.1 million at June 30, 2003 from $121.6 million at March 31, 2003. The decrease was due to the loss for the quarter of $2.6 million, an increase in employee share purchase loans of $1.2 million and a decrease in the currency translation adjustment account of $9.7 million related to unrealized losses on the translation of the assets and liabilities of the Company's foreign operations due to the weakening of the United Kingdom pound relative to the Canadian dollar.

The net debt-to-equity ratio decreased to 1.53 at June 30, 2003 from 1.56 at March 31, 2003. The total liabilities-to-equity ratio increased to 3.18 from 2.57 at March 31, 2003 due to the decrease in shareholder's equity and an increase in total liabilities. Interest coverage for second quarter 2003 decreased to 0.34 from 0.58 in first quarter 2003.

BUSINESS RISKS

The factors affecting the business of the Company and insurances services discussed in the MD&A contained in the Company's 2002 Annual Report remain substantially unchanged.

CONSOLIDATED BALANCE SHEETS

($000s)

As at	**June 30, 2003**	December 31, 2002
	(Unaudited)	*(Audited)*
ASSETS		
Current		
Cash	**5,745**	847
Accounts receivable	**92,357**	98,409
Claims in process	**47,737**	55,157
Prepaid expenses	**5,112**	4,565
Income taxes recoverable	**4,610**	5,828
Total current assets	**155,561**	164,806
Property and equipment, net	**18,384**	23,437
Goodwill	**239,200**	252,613
Future income taxes	**13,301**	13,663
Other assets	**24,920**	10,626
	451,366	465,145
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**44,366**	41,534
Promissory notes *(note 5)*	**-**	10,510
Accounts payable and accrued liabilities	**108,736**	97,201
Income taxes payable	**6,023**	6,893
Current portion of long-term debt	**730**	1,264
Deferred revenue	**45,281**	20,006
Future income taxes	**4,691**	5,066
Total current liabilities	**209,827**	182,474
Long-term debt	**126,485**	128,775
Employee future benefits	**4,235**	5,125
Other liabilities	**2,725**	3,138
Total liabilities	**343,272**	319,512
Contingencies and commitments *(note 3)*		
Shareholders' equity *(note 2)*	**108,094**	145,633
	451,366	465,145

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS

(Unaudited)

($000s)

	For the three months ended		For the six months ended	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
Revenue	**113,851**	110,042	**224,968**	219,929
Cost and expenses				
Cost of service	**90,855**	83,967	**180,422**	170,177
Selling, general and administration	**21,914**	21,701	**41,623**	42,309
Interest	**3,188**	3,138	**6,351**	6,327
Other	**-**	1,958	**-**	11,833
	115,957	110,764	**228,396**	230,646
Loss before income taxes	**(2,106)**	(722)	**(3,428)**	(10,717)
Provision for (recovery of) income taxes	**459**	1,002	**1,128**	(1,053)
Net loss for the period	**(2,565)**	(1,724)	**(4,556)**	(9,664)
Loss per share	**(0.19)**	(0.12)	**(0.33)**	(0.68)

See accompanying notes

CONSOLIDATED STATEMENTS OF DEFICIT

(Unaudited)

($000s)

	For the three months ended		For the six months ended	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
Deficit, beginning of period	**(10,378)**	(28,782)	**(8,387)**	(20,842)
Net loss for the period	**(2,565)**	(1,724)	**(4,556)**	(9,664)
Transfer from contributed surplus	**-**	29,940	**-**	29,940
Deficit, end of period	**(12,943)**	(566)	**(12,943)**	(566)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($000s)

	For the three months ended		*For the six months ended*	
	June 30, 2003	June 30, 2002	**June 30, 2003**	June 30, 2002
OPERATING ACTIVITIES				
Net loss for the period	**(2,565)**	(1,724)	**(4,556)**	(9,664)
Add (deduct) items not affecting cash				
Depreciation	**1,727**	2,117	**3,590**	4,437
Gain on sale of property and equipment	**(91)**	–	**(91)**	–
Future income taxes	**(445)**	491	**(1,361)**	1,034
	(1,374)	884	**(2,418)**	(4,193)
Changes in non-cash working capital balances related to operations				
Accounts receivable	**5,056**	1,887	**(53)**	5,581
Claims in process	**1,031**	2,295	**2,011**	(31)
Prepaid expenses	**260**	2,292	**(587)**	618
Income taxes recoverable	**(412)**	2,204	**257**	8
Accounts payable and accrued liabilities	**(8,515)**	(11,057)	**(10,989)**	(6,272)
Pension and other liabilities	**(80)**	(90)	**(169)**	(181)
Cash used in operating activities	**(4,034)**	(1,585)	**(11,948)**	(4,470)
INVESTING ACTIVITIES				
Business acquisitions including payment of deferred proceeds	**25,030**	(867)	**23,727**	(2,680)
Purchase of property and equipment, net	**1,317**	(613)	**(222)**	1,095
Other assets	**(1,264)**	510	**(1,470)**	383
Eastgate settlement	**–**	(7,649)	**–**	(7,649)
Cash provided by (used in) investing activities	**25,083**	(8,619)	**22,035**	(8,851)
FINANCING ACTIVITIES				
Bank indebtedness	**(4,987)**	2,302	**2,832**	12,744
Issuance of long-term debt	**–**	308	**–**	308
Repayment of long-term debt	**114**	(119)	**–**	(8,048)
Issuance of promissory notes, net *(note 5)*	**(12,091)**	7,250	**(10,510)**	7,250
Cash provided by (used in) financing activities	**(16,964)**	9,741	**(7,678)**	12,254
Effect of exchange rate changes on cash	**1,375**	(639)	**2,489**	(66)
Net increase (decrease) in cash during the period	**5,460**	(1,102)	**4,898**	(1,133)
Cash, beginning of period	**285**	2,765	**847**	2,796
Cash, end of period	**5,745**	1,663	**5,745**	1,663
SUPPLEMENTAL INFORMATION				
Cash interest paid	**5,602**	6,400	**6,510**	7,270
Cash taxes paid (received)	**1,304**	(1,735)	**2,265**	(2,108)

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated interim financial statements of Lindsey Morden Group Inc. (the "Company") should be read in conjunction with the Company's annual audited consolidated financial statements as these interim financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements follow the same accounting policies and methods of application as the annual consolidated financial statements.

Comparative consolidated financial statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the June 30, 2003 consolidated interim financial statements.

2. SHAREHOLDERS' EQUITY

Shareholders' equity consists of the following:	**June 30, 2003**	December 31, 2002
	(Unaudited)	*(Audited)*
Share capital	**137,518**	137,518
Employee share purchase loans	**(2,737)**	(1,620)
Currency translation adjustment	**(13,744)**	18,122
Deficit	**(12,943)**	(8,387)
	108,094	145,633

As at June 30, 2003, the Company has loaned $2,737 to employees and former employees to assist in purchasing subordinate voting shares of the Company. These loans bear no interest and as collateral, the employees have pledged 294 thousand subordinate voting shares of the Company. The Company intends to collect the majority of these loans from the sale of shares over certain periods of time, and therefore, the amount of the loans has been recorded as a reduction in shareholders' equity.

3. CONTINGENCIES AND COMMITMENTS

The Company and its subsidiaries are defendants in various legal claims arising out of their businesses. The outcome of these claims is not determinable but management considers that liabilities, if any, resulting from these lawsuits would not materially affect the consolidated financial position of the Company.

The Company maintains funds in trust to administer claims for certain clients. These funds are not available for the Company's general operating activities and, as such, have not been recorded in the accompanying consolidated balance sheets.

One of the Company's United Kingdom subsidiaries is currently in discussions with the local taxation authorities regarding an outstanding withholding tax application. Such discussions could result in an additional withholding tax liability of the subsidiary, however, the outcome is not determinable.

The Company leases premises, automobiles and equipment under various operating leases.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2003 and 2002

4. SEGMENTED INFORMATION

The Company operates through its subsidiaries principally in Canada, the United States, the United Kingdom, Europe, and internationally in the insurance claims management industry segment. Cunningham Lindsey International Limited operates out of London, England and has a network of offices in the United States, Latin America, Asia and the Middle East.

Financial information by operating segment is as follows (all in Canadian dollars):

	For the three months ended June 30, 2003						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	12,134	28,528	42,690	17,207	13,292	-	113,851
Operating earnings (loss)	217	(4,441)	3,362	1,044	2,550	(1,650)	1,082
Interest expense	(69)	(191)	(2)	(251)	(149)	(2,526)	(3,188)
Income tax recovery (expense)	(62)	-	251	(390)	(650)	392	(459)
Net earnings (loss)	86	(4,632)	3,611	403	1,751	(3,784)	(2,565)
Depreciation expense	57	219	973	237	239	2	1,727
Property and equipment & goodwill additions	94	16,380	301	194	335	10	17,314
Goodwill	7,534	31,797	173,795	20,497	5,577	-	239,200
Identifiable assets	28,004	97,478	238,348	37,594	40,102	9,840	451,366

	For the three months ended June 30, 2002						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	13,154	28,155	41,164	16,670	10,899	–	110,042
Operating earnings (loss)	436	565	2,127	1,661	1,278	(1,693)	4,374
Interest expense	(56)	(123)	(132)	(309)	(173)	(2,345)	(3,138)
Income tax recovery (expense)	(160)	(676)	(1,339)	(486)	(228)	1,887	(1,002)
Other expense	–	–	–	–	–	(1,958)	(1,958)
Net earnings (loss)	220	(234)	656	866	877	(4,109)	(1,724)
Depreciation expense	156	299	1,117	325	220	–	2,117
Property and equipment & goodwill additions	8	38	611	702	45	–	1,404
Goodwill	7,534	17,929	180,233	18,621	5,596	–	229,913
Identifiable assets	33,733	64,380	247,858	39,791	38,783	18,116	442,661

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2003 and 2002

4. SEGMENTED INFORMATION (Continued)

	For the six months ended June 30, 2003						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	**23,881**	**53,252**	**87,406**	**35,597**	**24,832**	**–**	**224,968**
Operating earnings (loss)	**532**	**(6,571)**	**6,322**	**2,578**	**3,149**	**(3,087)**	**2,923**
Interest expense	**(129)**	**(319)**	**(42)**	**(523)**	**(309)**	**(5,029)**	**(6,351)**
Income tax recovery (expense)	**(169)**	**898**	**(648)**	**(874)**	**(1,168)**	**833**	**(1,128)**
Net earnings (loss)	**234**	**(5,992)**	**5,632**	**1,181**	**1,672**	**(7,283)**	**(4,556)**
Depreciation expense	**162**	**464**	**1,994**	**501**	**467**	**2**	**3,590**
Property and equipment & goodwill additions	**162**	**16,406**	**1,463**	**269**	**533**	**10**	**18,843**
Goodwill	**7,534**	**31,797**	**173,795**	**20,497**	**5,577**	**–**	**239,200**
Identifiable assets	**28,004**	**97,478**	**238,348**	**37,594**	**40,102**	**9,840**	**451,366**

	For the six months ended June 30, 2002						
	Canada	United States	United Kingdom	Europe	International	Corporate	Consolidated
Revenue	28,050	56,908	81,881	31,934	21,156	–	219,929
Operating earnings (loss)	1,779	(818)	4,648	2,881	2,075	(3,122)	7,443
Interest expense	(199)	(170)	(400)	(552)	(354)	(4,652)	(6,327)
Income tax recovery (expense)	(664)	29	(2,082)	(889)	(518)	5,177	1,053
Other expense	–	–	–	–	–	(11,833)	(11,833)
Net earnings (loss)	916	(959)	2,166	1,440	1,203	(14,430)	(9,664)
Depreciation expense	312	595	2,264	809	457	–	4,437
Property and equipment & goodwill additions	8	348	1,043	1,382	337	–	3,118
Goodwill	7,534	17,929	180,233	18,621	5,596	–	229,913
Identifiable assets	33,733	64,380	247,858	39,791	38,783	18,116	442,661

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2003 and 2002

5. RELATED PARTY TRANSACTIONS

The parent company has committed to provide financing as necessary to the Company until at least January 2004 in order to allow the Company to meet its liabilities as and when they fall due, but only to the extent that money is not otherwise available to the Company to meet such liabilities. During second quarter 2003, the Company repaid $12.1 million of borrowings from its parent company pursuant to short-term promissory notes.

During 2002, the parent company acquired greater than 75% of the total number of all shares outstanding of the Company which allowed it to include the Company's United Kingdom subsidiaries in its consolidated tax return filings in the United Kingdom from that date. The Company made tax installment payments totalling $1,393 during the year-to-date to its parent company related to 2002. The $1,393 of tax installment payments would otherwise have been paid to tax authorities in the United Kingdom.

In April 2003, employee and former employee loans, due on demand, with a bank to assist in purchasing subordinate voting shares of the Company were acquired by the Company. The loans were acquired at face value of $1,273. Prior to acquisition, the interest on the employee loans was paid by the Company. As collateral, the employees have pledged 117 thousand subordinate voting shares of the Company.

6. SEASONALITY OF BUSINESS

The Company's results are subject to seasonal fluctuations as the volume of property claim assignments referred to the Company fluctuates with and depends primarily on the occurrence of severe weather and environmental disasters. As a result of this seasonality, results in the fourth quarter are typically stronger than in the first three quarters. The Company tries to mitigate this seasonality through the geographic spread of its operations and through the development and marketing of services which are not affected by weather related events.

7. ACQUISITION

Effective May 31, 2003, the Company acquired all of the outstanding common shares of RSKCo Services, Inc. ("RSKCo"). The results of RSKCo have been included in the consolidated financial statements since that date. RSKCo is a claims management service provider operating in the United States.

The purchase price is equal to 35% of revenue billed during the year after closing to active customers of RSKCo that remain active customers one year after closing and will be payable 14 months after closing. To offset the cost of certain of RSKCo's existing claims administration obligations, the seller has provided U.S.$30.7 million, of which U.S.$18.7 million was provided as cash and cash equivalents in RSKCo at closing and the remaining U.S.$12.0 million will be credited against the purchase price.

As the ultimate purchase price is determined based on revenues billed to active customers for the 12-month period ended May 31, 2004, an estimate of the contingent payment of U.S.$11.7 million has been recorded on the balance sheet in accounts payable and accrued liabilities. Once the contingent payment or receipt is determinable, an adjustment to goodwill and other liabilities will be recorded.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(in $000s except as otherwise indicated)

June 30, 2003 and 2002

7. ACQUISITION (Continued)

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Company has made an estimate of the future costs to service claims administration obligations and losses on contracts which existed at RSKCo on May 31, 2003 and is in the process of more accurately determining those costs; therefore, the purchase price is subject to refinement.

Cash and cash equivalents	*U.S.$*	18,715
Accounts receivable		2,139
Property, plant and equipment		388
Other assets		12,176
Goodwill		11,675
Total assets acquired		**45,093**
Deferred revenue		20,112
Accounts payable and accrued liabilities		12,981
Deferred service obligations		12,000
Total liabilities assumed		**45,093**
Net assets acquired		**-**

All of the goodwill disclosed above is related to the Company's United States operations and approximately U.S.$11.7 million is expected to be deductible for tax purposes.

SHAREHOLDER INFORMATION

Lindsey Morden Group Inc. is a holding company which, through its Cunningham Lindsey subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. The Company also provides claims adjusting and appraisal training courses through Vale National Training Centres in the United States.

SHARE CAPITAL

The Company's share capital consists of subordinate voting shares carrying one vote per share and multiple voting shares carrying 10 votes per share, convertible into subordinate voting shares on a one-for-one basis. As at June 30, 2003 there were 12,128,256 subordinate voting shares and 2,172,829 multiple voting shares outstanding.

SHARE LISTING

The subordinate voting shares of the Company are listed on The Toronto Stock Exchange under the symbol "LM".

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9

AnswerLine™: (416) 643-5500 or 1-800-387-0825
Facsimile: (416) 643-5501
Website: www.cibcmellon.com
E-mail: inquiries@cibcmellon.ca

INVESTOR CONTACT

Investors requiring additional copies of the Annual and Quarterly Reports or other public information of the Company may contact the Corporate Secretary at the Corporate Office.

CORPORATE OFFICE

Lindsey Morden Group Inc.
70 University Avenue, Suite 1200
Toronto, Ontario, Canada M5J 2M4
Tel: (416) 596-8020
Facsimile: (416) 596-6510
Website: www.lindseymordengroupinc.com
E-mail: corpservices@na.cunninghamlindsey.com